                                                                       EXHIBIT 1

Contact: David B. McWilliams, President and Chief Executive Officer Pamela M. Murphy, Vice President, Corporate Communications Texas Biotechnology Corporation
              (713) 796-8822

           TEXAS BIOTECHNOLOGY REPORTS THIRD QUARTER FINANCIAL RESULTS
                           ANNOUNCES WARRANT EXTENSION

HOUSTON, TX, NOVEMBER 12, 1998 -- Texas Biotechnology Corporation (AMEX:TXB) today announced financial results for the third quarter and first nine months ended September 30, 1998.

Revenues for the third quarter of 1998 totaled $616,402 compared to $9,690,000 for the same quarter in 1997. The decrease in revenues for the third quarter of 1998 was primarily due to a one-time license fee of $8,500,000 received from SmithKline during the third quarter of 1997. Operating expenses decreased by 19% to $4,436,189 for the third quarter of 1998 compared to $5,464,698 for the same quarter of 1997. The decrease in operating expenses in 1998 was primarily due to reductions in clinical trial expenses for NOVASTAN(R) (argatroban). Net loss applicable to common shares, basic and diluted, for the third quarter of 1998 was $3,300,655 or $0.10 per share, compared to a net income applicable to common shares, basic and diluted, of $4,119,662 or $0.15 per share, for the same quarter of 1997.

Revenues for the first nine months ended September 30, 1998 totaled $1,859,790 compared to $11,180,002 for the same period in 1997. This decrease is also primarily due to the one-time license fee discussed above. Operating expenses decreased by 20% to $13,974,082 for the first half of 1998 compared to $17,366,371 for the same period of 1997. Net loss applicable to common shares, basic and diluted, for the first nine months of 1998 was $10,481,133 or $0.31 per share, compared to a net loss applicable to common shares, basic and diluted, of $6,821,769 or $0.26 per share, for the same period of 1997.

Cash, cash equivalents and short and long-term investments were $34,982,421 at September 30, 1998.

Texas Biotechnology Corporation also announced that the board of directors has approved an extension of the exercise period of the Company's publicly traded redeemable common stock purchase warrants (AMEX:TXBWS) from December 14, 1998 to September 30, 1999. The strike price of $8.44 remains unchanged and all other terms of the warrants remain in effect. The effective date of the expiration change is December 13, 1998.

Texas Biotechnology Corporation is a biopharmaceutical company focused on the development and commercialization of small molecule drugs to treat a variety of vascular conditions including cardiovascular disease and asthma. In addition to TBC11251, the Company is co-developing NOVASTAN(R), an injectable anticoagulant, with SmithKline Beecham for heparin-induced thrombocytopenia. TBC1269, a selectin antagonist, is also being evaluated for the treatment of asthma. Texas Biotechnology's expertise in vascular cell biology and its insights into computer-aided small molecule drug design has generated additional compounds for the inhibition of cell adhesion, endothelin, growth factors and programmed cell death.

                                    - more -


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This press release contains forward-looking information that is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Among those risks, trends and uncertainties are attainment of research and clinical goals of product candidates, attainment of required governmental approval and availability of financing and revenues sufficient to fund development of product candidates and operations. In particular, careful consideration should be given to cautionary statements made in the various reports Texas Biotechnology has filed with the Securities and Exchange Commission.

                              (see following table)


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                         TEXAS BIOTECHNOLOGY CORPORATION

                             SELECTED FINANCIAL DATA
          $ IN THOUSANDS (EXCEPT LOSS PER SHARE AND SHARES OUTSTANDING)
                                    UNAUDITED


                              SUMMARY OF OPERATIONS


                                                  THREE MONTHS ENDED               NINE MONTHS ENDED
                                                     SEPTEMBER 30,                   SEPTEMBER 30,
                                                1998              1997           1998             1997
                                               -------          --------       --------         --------
Revenues ................................      $   616          $ 9,690        $  1,860         $ 11,180

Operating expenses ......................        4,436            5,465          13,974           17,366

Other income (net) ......................          519              192           1,635              509

Preferred dividend requirement ..........           --              297               2            1,145

Net income (loss) applicable to
    common shares .......................       (3,301)           4,120         (10,481)          (6,822)

Net income (loss) per share:
        basic ...........................        (0.10)            0.15           (0.31)           (0.26)
        diluted .........................           --             0.15              --               --

Weighted average shares used to compute
    net loss per common share:
        basic ...........................   34,086,498       27,305,955      33,782,875       25,853,961
        diluted .........................           --       28,762,873              --               --


                                 BALANCE SHEETS

                                                               SEPTEMBER 30,
                                                           1998             1997
                                                         --------          --------

Cash and cash equivalents, and
     short-term and long-term investments ...........    $ 34,982          $ 43,707

Total assets.........................................      39,989            48,798

Total liabilities....................................       2,857             2,631

Stockholders' equity.................................      37,132            46,167